UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Jeffery R. Bray

2083 Walker Lane

Holladay, UT 84117

With copy to: Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,039,178
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,039,178
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,039,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.36%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alexandra Bray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 475,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Samantha Josephine Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 475,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jeffery R. Bray, Custodian, Anais Alexandra Bray UTMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 475,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 475,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,478,997
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,478,997
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Anais Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,699,582
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.80%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Bray Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,079,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,079,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS The Samantha Bray Protective Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,699,582
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,699,582
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.80%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Jacque Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,403,804
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,403,804
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Alfonso Gatmaitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,460
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,183,460
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Azfar M. Malik, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS AM Physicians LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 962,458
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,458

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

(Amendment No. 5)

The following constitutes Amendment No. 5 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein:

Item 4. Purpose of Transaction.

Item 4 of Reporting Persons’ Schedule 13D, as amended, is hereby amended by adding the following:

The previously-described Voting Agreement has automatically terminated by its terms as a result of the voting actions taken by the affiliated Stockholder Group at the Company’s December 5, 2022 annual meeting of stockholders. As a result, the Voting Agreement no longer authorizes shared voting powers by and between the Stockholder Group, the Stockholder Group no longer comprises a group within the meaning of Section 13(d)(3) of the Exchange Act, and the Voting Agreement no longer establishes an irrevocable proxy by or between any of its members. To the extent that the Voting Agreement previously may have resulted in the Reporting Persons being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner(s) of shares of Common Stock beneficially owned by other parties to the Voting Agreement, the Reporting Persons are no longer deemed to beneficially own such shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference in Item 5 (a)–(d), as applicable. Item 5 of Reporting Persons’ Schedule 13D, as amended, is hereby amended by adding the following:

Item 5 of the Reporting Persons’ Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date of this filing, the Reporting Persons beneficially own the following aggregate shares of Common Stock:

(i)

Jeffery R. Bray beneficially owns an aggregate of 5,039,178 shares of Common Stock, or 3.36%. Mr. Bray (i) is the record owner of 4,088,170 shares of Common Stock and (ii) acts as custodian for the Samantha Josephine Bray UTMA and the Anais Alexandra Bray UTMA.

(ii)	Alexandra Bray beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.32%.

(iii)	Jeffery R. Bray, as custodian of Samantha Josephine Bray UTMA, beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.32%.

(iv)	Jeffery R. Bray, as custodian of Anais Alexandra Bray UTMA, beneficially owns an aggregate of 475,504 shares of Common Stock, or 0.32%.

(v)

John Parsons, as trustee of the Bray Trusts, beneficially owns an aggregate of 6,478,997 shares of Common Stock, or 4.32%. Mr. Parsons does not own any shares of Common Stock, but may be deemed to have beneficial ownership of the shares of Common Stock owned by the Bray Trusts as a result of serving as trustee of those trusts.

(vi)	A. Bray Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 2,699,582 shares of Common Stock, or 1.80%.

(vii)	Bray Descendants Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 1,079,833 shares of Common Stock, or 0.72%.

(viii)	The S. Bray Trust, by and through its trustee, John Parsons, beneficially owns an aggregate of 2,699,582 shares of Common Stock, or 1.80%.

(ix)	Jacque Butler owns an aggregate of 1,403,804 shares of Common Stock, or 0.94%.

(x)	Alfonso Gatmaitan owns an aggregate of 1,183,460 shares of Common Stock, or 0.79%.

(xi)

Azfar Malik, M.D. beneficially owns an aggregate of 962,458 shares of Common Stock, or 0.64%. Dr. Malik does not own any shares of Common Stock, but may be deemed to have beneficial ownership of the shares of Common Stock owned by AM Physicians LLC.

(xii)	AM Physicians LLC owns an aggregate of 962,458 shares of Common Stock, or 0.64%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Persons, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA	5,039,178	3.36%	5,039,178	0	5,039,178	0
Alexandra Bray	475,504	0.32%	475,504	0	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA	475,504	0.32%	475,504	0	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA	475,504	0.32%	475,504	0	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust	6,478,997	4.32%	6,478,997	0	6,478,997	0
The Anais Bray Protective Irrevocable Trust	2,699,582	1.80%	2,699,582	0	2,699,582	0
The Bray Descendants Trust	1,079,833	0.72%	1,079,833	0	1,079,833	0
The Samantha Bray Irrevocable Trust	2,699,582	1.80%	2,699,582	0	2,699,582	0
Jacque Butler	1,403,804	0.94%	1,403,804	0	1,403,804	0
Alfonso Gatmaitan	1,183,460	0.79%	1,183,460	0	1,183,460	0
Azfar Malik, M.D.	962,458	0.64%	0	962,458	0	962,458
AM Physicians LLC	962,458	0.64%	0	962,458	0	962,548

The ownership percentage calculations referenced herein are based on the 150,057,537 number of total shares of Common Stock the Company has reported in its November 15, 2022 Schedule 14A definitive proxy statement as being issued and outstanding as of October 28, 2022.

(b)	The Reporting Persons have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Common Stock as set forth in Section 5(a) herein.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of the Reporting Persons’ pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)	The Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of the filing of this Schedule 13D.

(d)

To the best of the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	As of December 5, 2022, none of the Reporting Persons beneficially own more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2022

JEFFERY R. BRAY

/s/ Jeffery R. Bray

AM PHYSICIANS LLC

/s/ Azfar Malik
Name: Azfar Malik, M.D.
Title: President

ALEXANDRA BRAY

/s/ Jeffery R. Bray
By: Jeffery R. Bray
As Attorney-In-Fact for Alexandra Bray

JEFFERY R. BRAY CUSTODIAN SAMANTHA
JOSEPHINE BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JEFFERY R. BRAY CUSTODIAN ANAIS
ALEXANDRA BRAY UTMA

/s/ Jeffery R. Bray
Name: Jeffery R. Bray
Title: Custodian

JACQUE BUTLER

/s/ John Parsons
By: John Parsons
As Attorney-In-Fact for Jacque Butler

ALFONSO GATMAITAN

/s/ Alfonso Gatmaitan

THE ANAIS BRAY PROTECTIVE IRREVOCABLE TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee

THE SAMANTHA BRAY PROTECTIVE IRREVOCABLE TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee

THE BRAY DESCENDANTS TRUST

/s/ John Parsons
Name: John Parsons
Title: Trustee